Filed by URS Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Washington Group International , Inc.

Commission File No. of Subject Company: 001-12054
[The following is a transcript of our presentation at the 2007 Credit Suisse Engineering and Environmental Services Conference.]
Engineering & Environmental Services Conference
Jamie Cook: We actually are very excited to have URS today, especially, after the big transaction that they announced last week acquiring Washington Group. So they’d love to answer a lot of questions on that, but today we have with us Martin Koffel, the Chairman and Chief Executive Officer. We have Tom Hicks, Vice President and Chief Financial Officer, as well as, Sam Ramraj, Director of Investor Relations. So, thanks for coming in. Please get started.
Tom Hicks: Good afternoon, everyone. I am Tom Hicks and as Jamie said with me today is Martin, and also Sam Ramraj, who is on Martin’s left our Vice President for Investor Relations. We are going to give you a brief overview of URS today and talk about our market’s opportunities and we will also make a few comments on the deal as Jamie mentioned.
Before I get started, I’ll like to turn your attention to the language on the slide, slide two. And I would like to inform everyone present that certain matters discussed today relating to our business regarding forward-looking statements are subject to risks and uncertainties. In addition, certain matters discussed today including the timing and satisfaction of conditions to our proposed merger with Washington Group International, whether any of the anticipated benefits of the merger be realized; future revenues, future net income, future cash flows, future competitive position in business synergies, future expectations that the merger will be accretive to GAAP and cash earnings per share, future market demand, future benefits to stockholders, future backlog, future debt payments, future economic and industry conditions or forward-looking statements are subject to risks and uncertainties and actual results could differ materially from those anticipated in these forward-looking statements as a results of a number of factors, including the risk factors found in our latest SEC periodic filing and those that will be contained in our Joint Proxy Statement Prospectus to be filed with the SEC soon. We are under no obligation to update any forward-looking statements discussed today.

We’ll also include today a discussion of certain GAAP — non-GAAP measures such as EBITDA and a reconciliation of non-GAAP measures to GAAP numbers will be found at the end of the presentation. And also I had like to draw your attention to the disclosure on slide three related to where investors may find additional information about the proposed transaction with Washington Group International.
And with that, I’ll turn it over to Martin Koffel.
Martin Koffel: Well, good afternoon and thanks for joining us. slide four, which is up on the screen gives a brief overview of URS for those of you who may not be familiar with us. We are one of the largest engineering design firms in the world. We’re also a major provider of engineering, construction management, technical and operations and maintenance services to the Federal Government and particularly the Department of Defense. We have two operating divisions, the URS Division and the EG&G Division and we have approximately 29,500 employees and we operate in 20 countries.
We turn to slide five. We got a very attractive operating profile. It includes a flexible cost structure. We don’t require significant capital investment to operate the business and our most important assets are our people, it’s a capital — it’s a people intensive business. We are well diversified across end-markets, across clients and across geographies. And this has enabled us over the years and through the acquisitions to generate stable revenue, strong growth and profitability through quite a number of market cycles.
We are well positioned to benefit from positive trends in each of our three key market sectors, that’s the Federal market, the State and Local Government and the Private Sector markets. In addition, we have got a backlog of a book of business for $13 billion, which we believe should fuel growth for us in the future.
Finally, we are very strong financially. We have produced a significant amount of free cash flow. We have low capital requirements, and a debt to capital ratio that is now down to 10%. And with the acquisition of the Washington Group our debt to total capital ratio will be about 37%, and those of you who have followed us over the years and followed our acquisitions will realize that is significantly lower than the 58% debt level we had following the acquisition of EG&G in 2002.
We turn to slide six, one of our key strengths has been our ability to anticipate changes in our markets; to build for the future and capitalize on opportunities for our stockholders, which is our continuing focus. In the early 1990s, URS was a small engineering firm with slightly over a $100 million in annual revenue and less than 1000 employees. Over the next decade the current management team, of which I am proud to have been part, built URS through a combination of organic growth and sequential strategic acquisitions, all of which worked out well for us.

In 1996, we acquired Greiner Engineering, an NYSE listed company, which doubled our size at the time and added increased expertise in the transportation sector. Now, that sector was soon to benefit in the years after 1996 from landmark Federal funding programs for highway and airport projects and we benefited from that.
In the next year we acquired Woodward-Clyde that again doubled our size from the level we had reached and gave us relationships with more than half of the Fortune 500. Until we acquired Woodward-Clyde we were entirely a government sector; State and Local and Federal.
Then in 1999, just 18 months later, we acquired Dames & Moore Group. That doubled us from $1 billion to over $2 billion and it expanded our business overseas at the same time. And that added a Fortune 100 client base and increased our exposure in what was then the growing mass transit market. And then in 2002, we acquired from the Carlyle Group, EG&G and that increased our exposure to the rapidly growing demand for systems engineering, technical assistance and particularly O&M work for the Department of Defense.
URS at that point had Federal work of about $450 million and added another $700 million or $800 million at that time. As you see in the final bar of the chart, based on previously issued guidance for both companies, we estimate that URS and Washington Group combined would have approximately $8.6 billion in revenue for 2007. So that’s $100 million of revenue to in 1992 to $8.6 billion pro forma for ‘07.
Now, I will get into this later but the combination of URS with Washington Group is the next logical and strategic step for us.
We turn to slide seven. Our revenues are diversified across four sectors; State and Local Government, which accounts for 22% of our — or accounted for 22% of our first quarter revenue this year, and the Federal sector, which accounted for 41% of our first quarter revenue and that includes revenues from both our URS and EG&G Divisions, Domestic Private industry, which accounted for 27% of revenues and International, which accounted for 10%. As a practical matter, the majority of our international revenue is with the private sector, so the total private sector is more like 36% of total revenue. And the next slide has further details on our end-markets.
As I noted earlier, we have got two operating divisions; URS on the left is the engineering design side of the firm and as you can see it’s a diversified group of end-markets including environmental, transportation facilities, water/waste water, industrial infrastructure and the process markets. The EG&G Divisions provide technical operations and maintenance, training on logistical services for the Federal Government essentially entirely for the US Department of Defense.
Now, if we turn to slide nine and look at our Federal business, we divide our Federal business into two parts; infrastructure and design engineering, which is primarily executed by the URS Division and the support services provided by EG&G. The combination of the services provided by URS and the EG&G Division, allows us to address growth in several Federal markets simultaneously including defense systems, homeland security, installations and logistics and environmental facilities which is still a strong part of the DoD activity.

Now turning to slide 10. Here are some of the key long-term growth drivers in our Federal sector business. One of the underlying trends we have seen is the increasing use of outsourcing by the DoD to free up military personnel to focus on other important functions and obviously war fighting. In addition various studies have shown that there are significant savings for the Government from outsourcing through a contractor instead of using the military and most of the studies point to 30% savings for the customer.
Additionally, our projects tend to be funded out of operations and maintenance and the military construction line items. These funding trends are more stable in other areas of the budget. So, we had pretty steady revenue streams from those line items. We are not as affected by big increases and changes in budgets such as builders of ships, airplanes and tanks by the traditional defense contractors. We are also very well positioned for work on the most recent round of the Base Realignment and Closure programs or BRAC as you will note it to be.
The current round of BRAC which is in — which is the fourth round of this program involves reconfiguring bases for new missions and the relocation of the troops and equipment. This work is largely related to the Department of Defense’s military transportation initiative. We have already been awarded a number of contracts, large contracts to provide planning, design, and construction management for BRAC programs.
Now turning to slide 11. This highlights typical Federal sector projects that we execute. These include providing maintenance, repair, and operating services for military vehicles and weapons systems. At the same time, we are the largest private trainer of military parts. The last bullet from the slide is an example of the design and construction management we provide. This is the construction of a large hangar facility for C17 aircraft at Hickam Air Force Base in Hawaii.
And turning to the next slide, slide 12, our State and Local Government business. The trends in the State and Local Government sector are very positive and I’m sure you will be reading about it as a result of the renewed focus on infrastructure investment and very favorable funding developments. The funding developments include the approval of major bond initiatives for infrastructure programs across the country. In the first quarter, a $100 billion of bonds approved in the prior year by that is actually — we were taken to market and funded. The overall strength of state budgets, all state budgets are in balance and have positive spending patterns and increases in the state’s capital programs and then the implementation of safety moves has been very helpful at the latest Federal Highway Bill.

And then we are seeing the increasing use of public private partnerships to fund infrastructure projects, even partnerships or the out right sale of infrastructure to private entities all of, which expands and diversifies the market for us. We can play in every part of that. We’ve got an attractive position in this sector with a presence in 50 states which we have had for decades, in major metropolitan areas and in fact most of the smaller cities. We’ve got long term relationships with key agencies around the country so we seem set for what could be a four to seven year growth cycle in these State and Local Government businesses.
Turning to slide 13. Here are the types of infrastructure projects that we actually performed.
We go to slide 14. This provides details of our private sector business. We’ve got over 2000 clients from the private sector more than half of them are from the Fortune 500 list. Now originally, we entered this business by performing environmental services including helping clients meet Local, State and Federal regulations. Today, it is much more diversified. We’ve got a much more range of services. It now includes process engineering, facilities design and construction management. Obviously, it will become even broader with the acquisition of the Washington Group.
In addition, over the past several years we are focused on building close working relationships with large multinational corporations whether they are US based or German, French, UK through now what we call Master Service Agreements or MSAs for those of you who listen to our earning calls where we are constantly referring to these MSA agreements, which really are the model for that sector. MSAs have allowed us to capture increased spending by multinational clients in the US and overseas and it reduces our marketing expenses and improves utilization levels, but more importantly it helps us to be competitive by offering better and more consistent service to our clients. Three years ago, MSAs accounted for about 30% of our total private sector business and today they exceed 75%.
The contracts are of growing importance as the company has increasingly turned to fewer suppliers, we have seen a concentration of purchasing — the elevation purchasing as a corporate function in large corporations rather than the divisions and with that global footprint we can cater to that. In addition, we are benefiting from the strength in the power industry and that includes the retrofitting of coal-fired power plants with flue gas desulfurization or FGD as it’s called, FGD scrubbers. These scrubbers reduce sulphur dioxide emissions and allow utilities to comply with the growing and stringent commission control regulations.
We go to slide 15. Here are some examples of projects in the private sector. We have been assisting TVA or the Tennessee Valley Authority, which is a client of decades duration in retrofitting existing coal-fired plants with FGD scrubbers and we execute this work through a joint venture with Mitsubishi Heavy Industries. As part of a long-term relationship we provide environmental consulting and site remediation to BP in the center of the slide and we also provide environmental support services to DuPont.
Turning to slide 16. At this point, I’ll turn the presentation back to Tom Hicks who will give you a brief overview of the financials.

Tom Hicks: Thanks, Martin. If we turn to 17, we have the balance sheet up. Our balance sheet is pretty straightforward. It’s not very complicated. Most of our investment is within receivables. Property and equipment is $166 million which is kind of small for a company of $4.6 billion. Our debt level is now — at the end of first quarter $168 million and our debt to Cap is about 10%, a little bit below 10 actually. If you remember we were at close to 60% at the end of ‘02 reflecting some — that change from close to 60% down to below 10% is an aggressive de-leveraging initiative that we put in place and implemented. It also illustrates what a cash flow rich model — business model we have.
We turn to slide 18. This is a review of how we did in the first quarter of this year. As you can see revenues were a little bit over $1.1 billion which is the largest revenue recorded in our history. It’s up about 14% from the same quarter last year and earnings per share and net income increased dramatically as well over last year. The other thing we saw in this quarter was a continuation of slight improvement of our operating margins which we think is a reflection of what’s going on in the industry and our ability to get better terms from our clients.
We turn to slide 19. Our cash flow is pretty straightforward. The first quarter of every year, we pay our bonuses for the previous year and also make tax payments. So typically we don’t generate a lot of positive cash flow but as last year and the year before our cash flow generation will be in the second, third and fourth quarter and we are still expecting strong cash flow generation this year, as in the past.
Turning to the next slide. I think we are the only company in the industry that breaks down our backlog in such finite levels. I want to go through this because it is important to understand the pipeline that’s in place that’s going to support our growth going forward.
If you look at the stack on the far right here Q1 of 2007. The bottom portion of that about $5 billion at the end of the first quarter is the highest level we have ever had. This represents hard dollar backlog on contracts billable amount where we just do the work and send the bills out. That’s up from $4.6 billion at the end of last year.
The next level which is the green part of the stack, are called designations. I think we are the only company that talks about this and it’s a heritage from our State and Local business background. The way most states award infrastructure projects, is they have a technical competition first to determine if he is qualified; make the award based on qualifications and that’s called the designations and then they negotiate the terms and conditions for the contracts. And in most cases, we have a long history of working with those states so that the T&C negotiation is a very straightforward thing. So 95% plus of that $1.9 billion you see at the end of first quarter turns into hard backlog in a relatively short period of time.

The next part of the stack here are called IDCs, Indefinite Delivery Contracts, and what that represents are contract values that have been awarded to us. It is the ability for us to go out and win business under that contract. Typically, these contracts are not funded at the ceiling level. They are funded on a task order basis and we are required to go out and market those tasks orders in order to fill up that — use up that backlog. Important thing to note is though that in any given large IDC procurement competition there might be seven or eight companies competing and two or three will win. Only those two or three then are in a position to bid or win jobs for that client going forward, the others — losers don’t have an IDC contract in place and can’t compete. So it narrows the competition, it gives us an opportunity to grow the business through that means. A big percentage of this turns into backlog as well not a 100% but a big percentage as well.
Finally, the red stack on top of this are option years. That is a structural part of a typical Government contract where they will fund you one or two years or three years and then give you several one-year options. 90% plus of the option years get exercised. So, as you can see, our total book here of business is $13.1 billion at the end of the first quarter and you can see the growth at the end of each year and then at the end of the first quarter. It is our highest level in history and we are very excited about the prospects going forward. It gives us a great ability to look ahead and see where our business is going.
I will turn it back over to Martin.
Martin Koffel: Okay, thank, Tom. If we turn to slide 21, which to us is the exciting part of the presentation. As you know, last week we announced our acquisition of Washington Group International. This combination is going to create a diversified single-source provider of Engineering & Construction services and I think, is a whole new entry to that market. We believe it is very compelling transaction and it should benefit stockholders of both companies. It will also benefit our customers at the same time.
We’ll become one of the few fully integrated E&C firms capable of serving the entire project to the delivery chain. That has been an ambition of URS for years you — may those of you who follow us will recall that after each acquisition we had explain how we added another step into the delivery chain but always there was this construction — construction services gap, now we can close that. We can operate from initial planning, engineering and construction of a project, through to operations and maintenance. And clients across our public and private sector markets are increasingly looking for single-source providers to meet their complete needs and with this acquisition we will be able to address that demand, providing comprehensive solutions on large, complex and global assignments.
In addition, the transaction will enhance the capabilities of both companies in two rapidly growing markets, in infrastructure and the power market, just a good time to have more resources in those markets. In the power market the combined company will offer a full range of integrated E&C services for coal-fired, gas and some nuclear plants, and the company will have one of the largest teams of nuclear scientists and nuclear engineers in the industry, and that will enable us to address the anticipated increase in investment in nuclear energy facilities over the next decades.

It will also enhance the leading positions of both companies; position we enjoy today in the flue gas or FGD desulfurization market. In the infrastructure market we will be positioned to meet the growing demand for integrated services on large scale projects and this includes complex transportation and complex water and waste water projects. We will serve the US infrastructure markets through a network of offices that we already have throughout the country, but we are expanding the services that we can now position in those offices.
We’ll also be a major Federal contractor including a leading supplier of services to the Department of Energy and the US Department of Defense. And the company will be among the leaders of our industry in terms of scale and geographic reach. We’ll have 54,500 employees and we’ll have projects and offices in more than 50 countries.
Now based on the previously issued guideline of both, companies or guidance for both companies, we estimate that the combined entity would in 2007 have revenues of approximately $8.6 billion. We expect the transaction will enhance the company’s financial position including its cash flow, and that is important because there is some leverage here. At $425 million, our combined 2006 EBITDA would rank us as the second among publicly traded E&C companies. And you will find reconciliation of EBITDA to net income at the end of the presentation. Tom referenced that at the beginning.
And we’ll have a combined backlog exceeding $11 billion, which will support future revenue growth. Everything aside from the numbers and this to me gets to the heart of it, we have successfully integrated four large acquisitions [herewith to] that I said earlier and Greiner, Woodward-Clyde, Dames & Moore, and EG&G. And the integration is the key to it, I mean, with a good reputation for borrowing debt, for borrowing money and paying it back, the financial part of it isn’t without challenge but in some ways it is the easiest part. I mean, getting the thing to work is what it’s all about and I am very encouraged. We are experienced at it that I see dynamics here that I almost more than [enticing] than I have seen at this early stage of any acquisition we have done.
We share the same value, the two companies URS and Washington Group, same philosophies and that includes a complete service culture, we are service organizations with complete service on clients. We have the same conservative view towards risk. I mean we like to meet our commitments. We like to meet our guidance. We don’t like surprises. We have a keen focus on professional development of the people. I mean the people is everything in both companies the left hand side of the balance sheet goes home at night and our job is to create an exceptionally attractive environment, so that [if I] almost stay there then we can attract new talent and then as in both companies an intense focus on workplace safety and in the welfare of our people and to meet out our clients’ requirement.
Both companies being public have strong corporate governance policies and a complete dedication to the financial transparency. So the whole effect here is we are very comfortable going in and I think that all goes well for the future.

And we turn to slide 22, and this details some of the turns of the transaction. Washington Group stockholders will receive $43.80 in cash and 0.772 shares of URS common stock for each Washington Group share. Post closing Washington Group stockholders will own approximately 31% of URS. And financing for the cash portion of the transaction is fully committed at this stage and the stock portion of the transaction is intended to be tax free to Washington Group stockholders. The transaction of course is subject to approval of both URS and Washington Group stockholders to regulatory approvals and the customary closing conditions, and we expect to complete the acquisition in the second half of this year.
And we move to slide 23. Who is the Washington Group? How many of you know it? Some of you who followed us may not understand Washington Group fully and here is some information about them for those of you who are fresh to it. It’s an integrated engineering, construction and management services firm with a leading presence in key growth markets such as infrastructure, nuclear and of course fossil power. It is also a leading contractor to the US Department of Energy and has strong positions in defense, industrial process and the mining sectors.
In 2006, Washington Group had revenues of $3.4 billion. It had EBITDA of a $168 million and net income of $81 million. Washington Group has 25,000 employees. It represents the top talent in its areas of expertise, and today operates in over 30 countries.
We turn to slide 24. This illustrates some of Washington Group’s market opportunities over the past 10 years and this includes among other opportunities over the next 10 years, I should say it is the outlook in terms of market opportunities including the UK Nuclear Cleanup Program, which is estimated at a $30 billion market and New Commercial Nuclear Power Investment, which is estimated at a $100 billion or more.
And we go to slide 25, and to summarize what we are doing, the combined company will be a major participant in the E&C market not just based on designs but based on spread of services, geographic reach, entrée to customers. And based on both companies previously issued guidance as I said we estimate that we would have 2007 revenues of approximately $8.6 billion. Combined we will deliver a complete range of E&C services from front-end engineering all the way through to operations and maintenance. We are going to be very well-positioned to capitalize on the increased demand for single-source suppliers, which we see coming globally, it’s not just a domestic US dynamic; we see it in Europe as well. Moreover, the combination enhances our capabilities in important high growth market such as infrastructure and power.
Now slide 26 provides information on the expected capital structure for the combined company. We have structured the transaction to include 45% equity in the form of URS shares and this allows us to keep the debt to total capitalization ratio at 37%. The estimated debt to EBITDA ratio is 3.2 times and we consider that to be very manageable given the significant combined free cash flow we expect. It’s also significantly lower than the leverage ratio in URS’ past transactions. We remain committed to delivering nevertheless and maintaining a strong balance sheet. And I think we have demonstrated several times over the past years our ability to de-leverage following strategic acquisitions.

And slide 27, provides the expected financial benefits and we expect the transaction to be accretive to cash EPS in 2008 and beyond, to be neutral to accretive to GAAP EPS in 2008. In 2009 accretive to GAAP EPS and we have not included in this revenue synergies that we would expect from the acquisition. The combined company will have a backlog in excess of $11 billion. And we will have industry leading EBITDA in cash flows. We believe its strategically and financially compelling for both sets of stockholders and positions us very well for accelerated growth.
Well, that completes the prepared part of the presentation. And we would be pleased to take questions but I have to ask that you limit your questions to URS alone and due to our need to comply with the securities laws and regulations we can’t provide any additional information about the transaction other than what we have already provided.
There is a proxy statement pending of course and there will be much more available when that comes up. In the coming weeks, we will file a joint proxy statement and prospectus and that will include details about the steps leading up to the transaction. Now as far as the questions are concerned, keep in mind that this is a webcast and we have people listening to this. So, if would you kindly state your name and your company information, I will repeat your question for the benefit of those on the webcast. And I think it works best, if you could ask one question at a time rather than double-barreled questions and then those listening can track along quite well. If there are any questions?
Q: [inaudible — microphone inaccessible]
Martin Koffel: I should love to sit here for the next half hour talking about how excited I am about the very high regard that I have for Mr. Hanks, the CEO of Washington Group and his team. All of them are coming across and I mean, I had really love to go on about it but I am sure there is a lawyer outside to stop me and more of that in later presentations. Sir?
Q: [inaudible — microphone inaccessible]
Martin Koffel: The question was that I said we are low CapEx and you said what are the CapEx needs, post acquisition, is that?
Q: [inaudible — microphone inaccessible]
Martin Koffel: All right. What is your name, sir? And what company?
Q: [inaudible — microphone inaccessible]
Martin Koffel: Thank you.

Thomas Hicks: Yes, Martin. The Washington Group actually operates a very similar profile to us as far as capital requirements go. They have a significant working capital issue, as we do. So receivables are big part of their structure. The one part of their business that requires some investment is the mining business that they do but they have moved to a different model recently where they are leasing most of that equipment and having those leases coincide with the term of the operations of the mines so that there is no risk there. So we don’t see a significant change in the capital needs for fixed assets and certainly receivables will be the same kind of situation we deal with today. Yes, sir.
Q: [inaudible — microphone inaccessible]
Martin Koffel: The question was about the backlog of the combined company?
Thomas Hicks: See the number we — that Martin quoted the $11 million, if you remember our stack in which the first part was $5 billion. We are adding the $5 billion to their $5.8 or something. We actually think we need to harmonize the way both companies account backlogs. And I wouldn’t be surprised to see that number grow a bit because they are — have a different convention on how they record backlog, but the hard backlog number is $11 billion plus. That means that book of business goes to $20 billion plus as we combine the two ends and they don’t — they don’t count designation, they don’t keep track of it. So there is designations in their book that we will start to count, if we continue to report the way we are reporting.
Martin Koffel: Could you give us your name and company?
Q: Yes. [inaudible — microphone inaccessible]
Martin Koffel: Okay.
Q: [inaudible — microphone inaccessible]
Thomas Hicks: No that number moves around quite a bit, but it’s much higher than 50%. It’s not the 90% that you see on the designations and on the option years but it’s somewhere between 50% and 75%. And it really — it’s driven by what area the IDC focuses on because the government sometimes issue an IDC in anticipation of spending that they are hoping to get funded and if the funding comes then obviously they blow right through it sometimes. Other times funding doesn’t come so of a $100 million IDC you spend $30 million instead of $100, so it’s varies all over the place.
Martin Koffel: One reason we have the relatively high conversion rate on IDC is that much of it is with the Federal Government and then the funding and the desire to execute is fairly reliable. Jamie?
Jamie Cook: I am Jamie Cook from Credit Suisse. I’ll try to add some questions for you. This is all approximately [inaudible] I mean when I think about that the acquisition and the expense strategically [inaudible — microphone inaccessible].

Thomas Hicks: No. There are construction companies which are pure construction companies so called [Whip & Reid]. I mean Washington Group does not go down to City Hall and pick up the bids, and drop a bid in the box. It’s not that kind of a construction company. It performs construction as part of the integrated services it does for its clients. It is similarly risk averse and you should look into its backlog and I think we have covered this in the initial announcement call something between 81% and 83% of the working backlog is cost plus. So the Washington Group is as averse, if not more averse than is URS to fixed price work. It’s a complex company that provides a whole range of services some of which are similar to what we do but to different markets. Construction is one of their skills but I don’t think of them as a standalone construction company nor would we have sought to combine with one.
Jamie Cook: Okay.
Thomas Hicks: Jamie, I think it’s important to remember that they have approximately half of their businesses DoE/DoD business related to Savannah River and other nuclear sites as well as the chemical demil and weapon demilitarization work, none of that is what we would call construction nor does any of that fixed price. So when you think of the $4 billion roughly revenue run rate more than half of it is that type of business.
Jamie Cook: [inaudible — microphone inaccessible]
Thomas Hicks: I understand but here we think the combined company is $8 billion to $9 billion of which 10% or may be 15% would be called construction if you will in the classic sense.
Martin Koffel: Like to expand on that Jamie, going to the extent that yes we are definitely doing — will be doing construction things that herewith to we had not been able to do. I think the operative aspect of that has not been able to do. I mean, one of the attractions here is the wonderful disciplines that the Washington Group has to execute this work.
As people are coming into this management team, we are expanding and improving the management capability. We would never have been able to extend to the types of construction that in fact they do because it’s not our skill set. So we are wanting to — deliberately to move horizontally into that arena but we are wanting to get industry leading know how to do it and that’s the attraction here.
Jamie Cook: We probably have time for one more question may be.
Martin Koffel: Yes, sir.
Q: [inaudible — microphone inaccessible]. I am just kind of looking for a breakdown at the Washington Group revenues. You said through out the half yearly or May and approximately how much is infrastructure and power [inaudible — microphone inaccessible].

Martin Koffel: Yes. The question was the breakdown by service type or market type of the Washington Group’s revenue?
Thomas Hicks: 50 some percent is DoE/DoD. Give me a minute, I will give you actual numbers but just from memory the infrastructure business is about 20% of the total, $600 million to $700 million. I just don’t know it on top of my head, I have to. There is another question I can find it while we are answering the other question about that.
Martin Koffel: It’s your final question.
Q: [inaudible — microphone inaccessible].
Martin Koffel: Now the question is about the Washington Group’s standalone. Our focus obviously as you would expect has been on the combination but my head is in the combination not what each one wants. Tom is going to answer with respect to Washington Group’s standalone.
Thomas Hicks: Right. And what I’ll read you is just right under the Q that they filed for the first quarter. Their total revenue for the first quarter ended March 30, 2007 was $837 million, $200 of that was in power. I am bringing these numbers for purposes, $134 was in infrastructure, mining was $56, what they call industrial process was $142, defense was $142, energy was $150, $160 or so.
Martin Koffel: Jamie, thanks for asking us. We are looking forward to closing this, integrating the company and coming back to report on how we are doing.
Jamie Cook: Great. Thank you very much.
Additional Information and Where to Find It
In connection with the proposed transaction, URS Corporation (“URS”) and Washington Group will be filing documents with the Securities and Exchange Commission (the “SEC”), including the filing by URS of a registration statement on Form S-4, and URS and Washington Group intend to file a related preliminary and definitive joint proxy statement/prospectus. Investors and security holders are urged to read the registration statement on Form S-4 and the related preliminary and definitive joint proxy/prospectus when they become available because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by URS by contacting URS Investor Relations at 877-877-8970. Investors and security holders may obtain free copies of the documents filed with the SEC by Washington Group by contacting Washington Group Investor Relations at 866-964-4636. In addition, you may also find information about the merger transaction at www.urs-wng.com.
URS, Washington Group and their directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of URS and Washington Group in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the joint proxy statement/prospectus of URS and Washington Group described above. Additional information regarding the directors and executive officers of URS is also included in URS’ proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 18, 2007. Additional information regarding the directors and executive officers of Washington Group is also included in Washington Group’s proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 17, 2007, as amended. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at URS and Washington Group as described above.